SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                   FIRST WILKOW VENTURE, A LIMITED PARTNERSHIP
                            (Name of Subject Company)

 MPF-NY 2006, LLC; STEVE GOLD; MPF SENIOR NOTE PROGRAM I, LP; MPF FLAGSHIP FUND
     10, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF BLUERIDGE FUND I, LLC; MPF BLUERIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE
    PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MPF INCOME FUND 23, LLC; MPF DEWAAY
     PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
    ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; MPF INCOME FUND 21, LLC;
         AND MPF INCOME FUND 20, LLC; AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $6,134,960                                             $656.44

 * For purposes of calculating the filing fee only. Assumes the purchase of 153,374 Units at a purchase price equal to $40 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $656.44
         Form or Registration Number:  SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: May 30, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of May 30, 2006 and amended June 21, 2006, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC; Steve Gold; MPF Senior Note Program I, LP; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Blueridge Fund I, LLC; MPF Blueridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 2, LLC; MPF Flagship Fund 11, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Institutional Fund, Ltd.; MPF Income Fund 21, LLC; and MPF Income Fund 20, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in First Wilkow Venture, a Limited Partnership (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $40 per Unit, less the amount of any distributions declared or made with respect to the Units between May 30, 2006 (the "Offer Date") and July 11, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are making the following additional disclosures: the Partnership Agreement has a "right of first refusal" which allows the Partnership to purchase any Units tendered pursuant to this Offer. Thus, if the General Partner exercises the right of first refusal, the Purchasers will be unable to purchase any Units pursuant to this Offer. However, unitholders must be paid the same amount and pursuant to substantially the same terms as the Offer, so unitholders considering whether or not to tender will likely find the ultimate purchaser to be immaterial. However, to the extent that it is material to you, you should know that the Partnership may purchase the Units pursuant to this right instead of the Purchasers. The Purchasers will not hold tendering unitholders liable for their inability to transfer Units tendered hereby. Upon notice of the Partnership's exercise of its right of first refusal, the Purchasers will release tendering unitholders from their obligations under the Offer.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 26, 2006

MPF-NY 2006, LLC; MPF Senior Note Program I, LP; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Blueridge Fund I, LLC; MPF Blueridge Fund II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Income Fund 23, LLC; MPF DeWaay Premier Fund 2, LLC; MPF
Flagship Fund 11, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Fund 4, LLC; Accelerated High Yield Institutional Investors, Ltd.; Accelerated High Yield Institutional Fund, Ltd.; MPF Income Fund 21, LLC; and MPF Income Fund 20, LLC

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold
--------------------------